SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 6, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X           Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release   ANGLOGOLD ASHANTI ANNOUNCES PROPOSED RIGHTS OFFER AND GENERAL
                                        MEETING AND CAUTIONARY ANNOUNCEMENT

Regulatory announcement
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
This is not an offer for the sale of securities. Not for release or distribution in or into the United States
AngloGold Ashanti Limited
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
(“AngloGold Ashanti”)
ISIN: ZAE000043485 JSE Share code: ANG
Proposed rights offer, general meeting and cautionary announcement
1.       Introduction
AngloGold Ashanti intends, subject to the conditions precedent set out in paragraph 5 below, to proceed with an approximate one-for-four renounceable rights offer, which would result in
AngloGold Ashanti issuing approximately 69.4 million ordinary shares in the share capital of
AngloGold Ashanti (“shares”) at a minimum share price of ZAR172, raising gross proceeds of approximately ZAR11.9 billion (US$1.6 billion based on an exchange rate of ZAR7.56/US$1 on
5 May 2008) (the “proposed rights offer”). The proposed rights offer is being fully underwritten, subject to certain conditions, by Goldman Sachs International, UBS Limited and Morgan Stanley
& Co. International plc (the “underwriters”). The final rights offer price will be announced at the time of the announcement of the rights offer.
2.
Purpose of the rights offer and use of proceeds
The principal purpose of the rights offer is to provide AngloGold Ashanti with additional financial resources to improve its financial flexibility. In particular, the net proceeds from the rights offer will allow AngloGold Ashanti both to significantly restructure and reduce its existing gold hedging position, which has adversely affected its financial performance in recent years, while also being able to continue to fund its principal development projects and exploration growth initiatives.
Pending this use of proceeds, as described in detail below, the net proceeds of the rights offer may, in the interim, be used by AngloGold Ashanti to reduce its short-term borrowings and the borrowings outstanding on AngloGold Ashanti’s revolving credit facility or retained as cash and invested in accordance with AngloGold Ashanti’s cash management policies.

Reducing AngloGold Ashanti’s gold hedging position

AngloGold Ashanti has traditionally used commodity instruments to protect a portion of its anticipated gold production against declines in the market price of gold. However, the use of hedging instruments has prevented AngloGold Ashanti from fully participating in the significant increase in the market price for gold in recent years. Since 2001, AngloGold Ashanti has been reducing its gold hedge commitments through deliveries into maturing contracts, hedge buy-
backs and other restructurings in order to allow for greater participation in the rising gold price environment. As at 31 December 2007, the total net delta tonnage of AngloGold Ashanti’s hedge positions was 10.39 million ounces and the total committed hedge position was
11.28 million ounces, an increase of 0.16 million ounces and a reduction of 0.34 million ounces against the 31 December 2006, hedge delta and hedge committed position, respectively. As at
31 December 2007, the marked-to-market value of all hedge transactions making up the hedge positions was negative US$4.27 billion.

As at 31 March 2008, hedging positions of approximately 3.28 million ounces of hedge delta and
3.66 million ounces of commitments against AngloGold Ashanti’s gold production will mature in
2008 and 2009. Since the beginning of 2008, prevailing spot gold prices have been significantly higher than those prevailing during 2007. If these high prices continue to prevail, AngloGold
Ashanti estimates that, due to its gold hedging arrangements, the prices it will receive for its gold production during 2008 and 2009 will be significantly lower than the prevailing spot prices during those years.
AngloGold Ashanti has taken, and continues to take, steps to increase its participation in the higher prevailing spot prices for gold or that will allow it to reduce its hedge position as a percentage of its current or future gold production, including:
· Continuing to deliver into maturing gold hedges or implementing hedge buy-backs thereby reducing AngloGold Ashanti’s gold hedge position over time. During the three months ended 31 March 2008, AngloGold Ashanti had reduced the net delta tonnage of its gold hedge by 1.13 million ounces to 9.26 million ounces by delivering into maturing gold hedges and also effecting opportunistic hedge buy-backs.
·  Acquiring minority interests at its existing mines and pursuing other merger and acquisition opportunities with a view to increasing AngloGold Ashanti’s level of gold production and its ore reserves, thereby reducing its total hedged position as a percentage of its total gold production and ore reserves. For example, during the fourth quarter of 2007 AngloGold
   Ashanti acquired the remaining 15% minority interest in the Iduapriem & Teberebie
   (Iduapriem) mine in Ghana. In addition, in January 2008 AngloGold Ashanti signed a merger agreement with Golden Cycle Gold Corporation which, if the acquisition is completed, will allow AngloGold Ashanti to continue to consolidate 100% ownership of the
   CC&V mine in Colorado.
·  Increasing brownfields exploration and development programmes, both in and around its existing mine sites, with a view to increasing AngloGold Ashanti’s gold production and ore reserves, thereby reducing its total hedged position as a percentage of its total ore reserves. Over the past two years, AngloGold Ashanti’s total ore reserves have increased from 63.3 million ounces to 73.1 million ounces (net of depletion of some 11.1 million ounces). As at 31 December 2007, the net delta tonnage of AngloGold Ashanti’s gold hedge represented approximately 14% of its total ore reserves, or approximately two years’ worth of current annual gold production.
·  Continuing to increase its greenfield exploration activities in new geographical areas. In
   2008, the majority of AngloGold Ashanti’s greenfields exploration expenditure of approximately US$105 million is expected to be incurred in:
o   Colombia, where AngloGold Ashanti has achieved significant exploration success in the recent past both at its wholly owned properties, in particular La Colosa where a pre-
feasibility study will commence during 2008, as well as at its various joint ventures;
o   Australia, where AngloGold Ashanti is completing a pre-feasibility study at the
Tropicana joint venture; and
o   the Democratic Republic of Congo in respect of its Mongbwalu concession.
Given exploration successes at the above greenfields exploration projects to date,
AngloGold Ashanti expects that in the foreseeable future these exploration projects are likely to add to its ore reserves and medium to longer term gold production.
·   Identified, as part of a recently completed asset review, those assets which are no longer considered to be consistent with AngloGold Ashanti’s desired asset profile. AngloGold
   Ashanti intends to sell or restructure these assets over approximately the next 15 months.
   AngloGold Ashanti expects that the reduced funding requirements of these assets, together with the proceeds from any asset sales, will further enhance its financial position and flexibility and may allow further reductions of its gold hedge position.

Notwithstanding the steps AngloGold Ashanti has taken to date, AngloGold Ashanti’s gold hedging position has continued to have a significant adverse affect upon its financial performance. AngloGold Ashanti believes that this has also negatively affected the market price of its ordinary shares, further constraining its financial flexibility. In order to address this issue, the directors have resolved to reduce AngloGold Ashanti’s gold hedging position significantly. In order to achieve this AngloGold Ashanti intends to procure early settlement of certain contracts otherwise due to mature in 2009 and 2010 during the course of 2008 in addition to settling contracts already due to mature in 2008. Given the low committed prices of these contracts,
AngloGold Ashanti expects that if these measures were implemented it would result in a realisation of previously recognised losses measured by the difference between the committed price of the contracts and the prevailing gold price at the time that these contracts are settled. If the restructuring is implemented as anticipated, the received price for the remainder of 2008 should be approximately US$475 per ounce assuming a gold price of US$900 per ounce and gold production for the remainder of 2008 of 3.8 million ounces. AngloGold Ashanti also continues to give consideration to the early settlement of contracts not currently recorded on its balance sheet (Normal Purchase Normal Sale Exemption (“NPSE”)) by means of physical delivery. Such early settlement, if it were to occur, would result in a significant adverse impact on the revenues recorded in AngloGold Ashanti's income statement, as sales that would have otherwise been executed at the spot gold price will be replaced with sales based on the contracted prices of such NPSE contracts that are settled.
In addition to the settlement of certain contracts during 2008 AngloGold Ashanti also intends to restructure some of the remainder of its hedge book in order to achieve greater participation in the spot price for gold beyond 2009. The exact nature and extent of the restructuring will depend upon prevailing and anticipated market conditions at the time, particularly the prevailing gold price and exchange rates as well as other relevant economic factors.
If the restructuring is executed as currently anticipated the overall impact would be to reduce the hedge book to approximately 6.25 million ounces, which would represent 8.6% of AngloGold
Ashanti’s ore reserves as at 31 December 2007. As a result of this reduction the discount to the spot gold price realised during 2009 is estimated to be approximately 6% and at a similar level thereafter assuming a gold price of US$900 per ounce.
Funding AngloGold Ashanti’s development projects and exploration initiatives
In addition to restructuring and reducing its gold hedge position, a portion of the net proceeds from the rights offer may be applied to the funding of AngloGold Ashanti’s existing development projects and exploration initiatives consistent with its strategic objective of pursuing growth initiatives to enhance its shareholder value.
In 2008, exploration expenditure is budgeted at US$220 million, of which US$105 million is budgeted to be spent on greenfields exploration and US$115 million is budgeted to be spent on brownfields exploration.
Current key brownfields development initiatives underway in 2008 include:
·   Boddington: The Boddington project, which involves mining the basement reserves beneath the oxide pits, was approved by the directors in March 2006. The project has a current attributable capital budget of US$735 million (attributable capital expenditure of
    US$392 million is budgeted for 2008). By the end of 2007, overall project progress was approximately 65 percent complete, with engineering and procurement activities nearing completion and construction of the treatment plant approximately 32 percent complete.
    Based on the current mine plan, mine life is estimated to be more than 20 years, with attributable life-of-mine gold production expected to be greater than 5.7 million ounces of gold. Production is anticipated to commence at Boddington in late 2008 or early 2009.

·   Mponeng Ventersdorp Contact Reef below 120 level: AngloGold Ashanti estimates that this project, which entails accessing and exploiting the Ventersdorp Contact Reef ore reserves at Mponeng below 120 level, will add 2.5 million ounces to production over the life of the project. The cost of this project is estimated to be US$252 million, of which capital expenditure of US$35 million is budgeted for 2008. This project was approved by the directors in February 2007, following which construction began. On-reef development and thus the start of production is scheduled for 2013 with full production expected to commence in 2015.
·  TauTona Carbon Leader Reef below 120 level: This project, which was approved in July
   2003, entails accessing and exploiting the Carbon Leader Reef ore reserves at TauTona located below 120 level. Production was planned to begin in 2009 and AngloGold Ashanti estimated that this project would produce up to 2.5 million ounces of gold from 2009 to
   2019. Total budgeted capital expenditure for this project was US$172 million, of which
   US$73 million had been spent by the end 2007. However, this project is currently under review as it is possible that part of the ore reserves forming this project could be accessed from the neighbouring Mponeng mine. Capital expenditure of US$17 million was budgeted for this project for 2008.
·  Obuasi Tailings Sulphide Plant: This project, which was approved in April 2008, entails the construction of a flotation circuit to enable the treatment of lower grade underground sulphide ore
   (than is being treated at the existing Sulphide Treatment Plant that currently treats all ore produced from underground operations) as well as low grade surface sulphide stockpilings and tailings. The project is anticipated to produce 702,000 ounces of gold over its life and increase annual gold production at Obuasi by between 50,000 and 85,000 ounces per annum. Production via this plant is anticipated to commence in the first half of 2009. Capital expenditure of US$44 million is budgeted for this project for 2008.
·  Iduapriem Plant Expansion: This project, approved in November 2006, involves the addition and modification of metallurgical treatment and infrastructure at Iduapriem. These initiatives are being implemented to increase plant capacity, improve gold recovery and also reduce operating expenditure. It is estimated that these initiatives will add some
   117,000 ounces of production over the life of mine at Iduapriem and increase annual gold production by some 50,000 ounces (albeit over a shorter life of mine assuming no further growth in ore reserves at Iduapriem). Capital expenditure of US$42 million is budgeted for this project for 2008. The project is expected to be commissioned in the fourth quarter of
   2008.
AngloGold Ashanti estimates that the total cost to continue to fund its existing development projects, including those key projects outlined above, will be approximately US$1,262 million in
2008.
3.       General meeting
A general meeting has been convened to be held at The Auditorium, 76 Jeppe Street, Newtown,
Johannesburg, South Africa (The Corporate Office of AngloGold Ashanti) at 11:00 (South African
time) on Thursday, 22 May 2008 at which general meeting, shareholders will be asked to approve the granting of a general authority to the directors to allot and issue up to a maximum of an additional 71 million shares. This authority will enable the directors to issue the shares required to implement the proposed rights offer.
The authority referred to above is in addition to the general authority to allot and issue shares, the general authority to issue convertible securities and the specific authority to allot and issue shares to Golden Cycle shareholders to implement that transaction, to be proposed at AngloGold
Ashanti’s annual general meeting to be held on 6 May 2008. The general authorities to allot and issue shares will continue to remain in place until the next annual general meeting of AngloGold
Ashanti to be held in 2009.

4.       Shareholder support
Anglo South Africa Capital (Proprietary) Limited (“Anglo American”) currently owns approximately
16.6% of AngloGold Ashanti’s issued ordinary shares. Anglo American has agreed to vote in favour of the resolution referred to in paragraph 3 above.
Anglo American has confirmed to AngloGold Ashanti that it will not offer, sell or allot any shares, or other securities that are convertible into, or exchangeable for, or represent the right to receive, shares, for a 90-day period from the time AngloGold Ashanti first delivers shares to subscribers following the exercise of rights by such subscribers.
Allan Gray Limited (“Allan Gray”) which currently acts as investment manager for clients holding approximately 11.2% of AngloGold Ashanti's issued ordinary shares, has agreed to vote the shares over which it has voting rights (approximately 4.9% of AngloGold Ashanti’s issued ordinary shares) in favour of the resolution referred to in paragraph 3 above and to recommend to its clients having the voting rights over the remaining shares (approximately 6.3% of
AngloGold Ashanti’s issued ordinary shares) to vote in favour of such resolution. Allan Gray has also agreed to procure that its clients currently holding approximately 11.2% of AngloGold
Ashanti’s issued ordinary shares will subscribe for their entire entitlement under the proposed rights offer.
The Public Investment Corporation (“PIC”) currently owns approximately 8.5% of AngloGold
Ashanti’s issued ordinary shares. The PIC has agreed, in respect of the shares it currently owns and any shares that it may acquire prior to the general meeting, to vote in favour of the resolution referred to in paragraph 3 above and to subscribe for its entire entitlement under the proposed rights offer.
5.
Conditions precedent to the proposed rights offer
The conditions precedent to the proposed rights offer as at the date of this announcement include:
·   the granting of a general authority to the directors to allot and issue up to a maximum of
   71 million additional shares in the authorised but unissued share capital of AngloGold
    Ashanti;
·   the approval of the JSE Limited; and
·   the registration of the rights offer circular and other requisite documents by the Registrar of
   Companies.
6.
Additional information on the proposed rights offer
If the conditions precedent to the proposed rights offer are met, full details of the rights offer, including the financial effects, will be provided to shareholders outside of the United States in the rights offer circular to be posted to shareholders outside of the United States in due course. In the United States, the proposed rights offer is intended to be made pursuant to a registration statement on
Form F-3 on file with the U.S. Securities Exchange Commission and the related U.S. prospectus. The U.S.
prospectus will be posted to shareholders and holders of AngloGold Ashanti American Depositary Shares
(“ADSs”) in the United States in due course.

If the conditions precedent to the proposed rights offer are met, the final terms of the rights offer are expected to be announced on or about 23 May 2008. Other key dates in respect of the rights offer are expected to be:
2008
General meeting Thursday, 22 May
Last day to trade in AngloGold Ashanti shares in order to qualify to participate in the rights offer (cum rights offer entitlement) on
Friday, 30 May
AngloGold Ashanti shares trade ex the rights offer entitlement from commencement of trade on
Monday, 2 June
Listing and trading of letters of allocation on JSE from commencement of trade on
Monday, 2 June
Record date for shareholders to participate in the rights offer on Friday, 6 June
Circular posted and form of instruction issued to certificated shareholders on
Monday, 9 June
Dematerialised shareholders will have their accounts at their CSDP or broker credited with their entitlement on
Monday, 9 June
Certificated shareholders will have their entitlements created in electronic form and held at Computershare on
Monday, 9 June
Rights offer opens at 09:00 on
Monday, 9 June
Last day for trading in letters of allocation on JSE in order to be settled by
17:00 on Friday, 4 July 2008 on
Friday, 27 June
Listing and trading of rights offer shares on JSE at 09:00 on Monday, 30 June
Rights offer closes at 12:00 on
Friday, 4 July
Forms of instruction including cheques in respect of certificated shareholders to be lodged by 12:00 on (see notes 3 and 4)
Friday, 4 July
Record date for letters of allocation on Friday, 4 July
Entitlement in respect of the rights offer available on Monday, 7 July
Rights offer shares issued and posted to certificated shareholders on or about
Monday, 7 July
Accounts of dematerialised shareholders updated and credited at their
CSDP or broker on
Monday, 7 July
Results of the rights offer and basis of allocation of excess applications published on SENS on or about
Monday, 7 July
Results of the rights offer and basis of allocation of excess applications published in the South African press on or about
Tuesday, 8 July
Share certificates in respect of excess shares allocated
posted to certificated shareholders on or about
Friday, 11 July
Accounts of dematerialised shareholders updated in respect of excess shares allocated at their CSDP or broker on
Friday, 11 July
Notes
1. All times indicated are South African times and are subject to change.
2.       Share certificates in respect of AngloGold shares may not be dematerialised or rematerialised between Monday, 2 June 2008 and Friday, 6 June 2008, both days inclusive.
3.
CSDPs effect delivery on a "delivery against payment method", in respect of holders of dematerialised AngloGold Ashanti shares.
4.
If you are a dematerialised shareholder of AngloGold Ashanti shares, you are required to notify your duly appointed CSDP or broker of your acceptance of the rights offer in the manner and time stipulated in the custody agreement.

7.       Documentation
A circular, including the notice convening a general meeting to be held at 11:00 on Thursday, 22
May 2008 at The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa (the
Corporate Office of AngloGold Ashanti) providing further details of the resolution to be put to shareholders, will be posted on or about 7 May 2008.
If the requisite resolution is approved, a further circular providing full details of the rights offer will be available from on or about 27 May 2008 and posted to AngloGold shareholders on or about 9 June 2008.
8.       Cautionary announcement
The proposed rights offer may have a material effect on AngloGold Ashanti securities and shareholders are accordingly advised to exercise caution when dealing in AngloGold Ashanti securities until a further announcement is made.
Johannesburg
6 May 2008
Financial adviser: UBS Limited
Underwriters and bookrunners: Goldman Sachs International and UBS Limited
Underwriter and lead manager: Morgan Stanley & Co. International plc
South African legal advisers: Taback and Associates (Pty) Limited
United States of America and United Kingdom legal advisers: Shearman & Sterling LLP
Underwriters’ South African legal advisers: Bowman Gilfillan Inc.
Underwriters’ United States of America legal advisers: Davis Polk & Wardwell
Reporting accountants and auditors: Ernst & Young Inc
JSE Independent transaction sponsor: The Standard Bank of South Africa Limited
JSE sponsor: UBS South Africa (Pty) Limited
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction, including the United
States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
The proposed rights offer described in this announcement will only be addressed to and directed at persons in member states of the European Economic Area, or EEA, who are "Qualified Investors" within the meaning of
Article 2(1)(e) of the European Parliament and Council Directive 2003/71/EC, including any measure implementing such Directive in any member state of the EEA (the “Prospectus Directive”). In addition, in the
United Kingdom, the rights offer will only be addressed to and directed at (1) Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial
Promotion) Order 2005 (the “Order”), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2)
persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as
"Relevant Persons"). The new shares will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant
Persons and (2) in any member state of the EEA other than the United Kingdom, Qualified Investors. In addition, due to restrictions under securities laws, the rights offer will not be available to persons who are residents in
Japan.
Persons (1) in the United Kingdom who are not Relevant Persons, (2) in any member state of the EEA other than the United Kingdom, who are not Qualified Investors are permitted to vote on the resolutions to which this document refers, however, no such persons shall have any entitlement or the ability to participate in the rights offer referred to in this document following its approval by resolution at AngloGold Ashanti’s general meeting.
The proposed rights offer described in this announcement will only be addressed to and directed at persons in Ghana who hold shares. The rights attributable to holders of AngloGold Ashanti GhDSs will, if a premium can be obtained over the expenses of such sale, be sold on the JSE as soon as practicable and such proceeds will then be remitted to the holders of AngloGold Ashanti GhDSs.

AngloGold Ashanti has filed a registration statement in the United States under the Securities Act of
1933, as amended, in connection with the offer and sale of the securities described herein and intends to register the securities described herein for offer and sale in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus and a related prospectus supplement that form part of this registration statement and that will contain detailed information about AngloGold Ashanti and its management, as well as financial statements. Such prospectus may be obtained from AngloGold Ashanti at 76 Jeppe Street, Newtown, Johannesburg,
South Africa.
This announcement includes "forward-looking information" within the meaning of Section 27A of the
Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti’s strategy to reduce its gold hedging position, including the extent and effect of the reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect
AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect",
"anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential"
or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended 31 December 2006, which was filed with the Securities and Exchange Commission on
9 July 2007 and, when available, the rights offer circular. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
In connection with the proposed rights offer, the underwriters (or persons acting on behalf of any underwriters) may engage in trading activities for the sole purpose of hedging their commitments under the underwriting agreement between AngloGold Ashanti and the underwriters. Such activity may include purchases and sales of securities of AngloGold Ashanti (including shares, ADSs, share rights and ADS rights, and derivatives related thereto) and related or other securities and instruments, short sales of AngloGold Ashanti securities, purchases in the open market to cover positions created by short sales, and the purchase and sale of over-the-counter derivatives and listed options and futures transactions. As a result of such activities, the price of such securities may be lower or higher than the price that might otherwise exist in the absence of such activities. If these activities are commenced, they may be discontinued at any time at the sole discretion of the underwriters and without notice.
Queries
South Africa
Tel:
Mobile:
E-mail:
Charles Carter (Investor Relations) +27 (0) 11 637-6385 +27 (0) 82 330 5373 cecarter@AngloGoldAshanti.com
Himesh Persotam (Investor Relations)  +27 (0) 11 637-6647
+27 (0) 82 339 3890 hpersotam@AngloGoldAshanti.com
Alan Fine (Media) +27 (0) 11 637-6383 +27 (0) 83 250 0757 afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637- 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
North
America
Tel:

Mobile:
E-mail:
Dan Gagnier (Sard Verbinnen & Co) +1-212-687-8080 +1 646-342-8087 dgagnier@sardverb.com
UK
and
Europe
Tel:
E-mail:
Rachel Hirst (Hogarth Partnership Ltd)   +44-207-357 9477
rhirst@hogarthpr.co.uk
Nick Denton (Hogarth Partnership Ltd)   +44-207-357 9477
ndenton@hogarthpr.co.uk

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The proposed rights offer described in this announcement will only be addressed to and directed at persons in member states of the European Economic Area, or EEA, who are "Qualified Investors" within the meaning of Article 2(1)(e) of the European Parliament and Council Directive 2003/71/EC, including any measure implementing such Directive in any member state of the EEA (the “Prospectus Directive”). In addition, in the United Kingdom, the rights offer will only be addressed to and directed at (1) Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). The new shares will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant Persons and (2) in any member state of the EEA other than the United Kingdom, Qualified Investors. In addition, due to restrictions under securities laws, the rights offer will not be available to persons who are residents in Japan.

Persons (1) in the United Kingdom who are not Relevant Persons, (2) in any member state of the EEA other than the United Kingdom, who are not Qualified Investors are permitted to vote on the resolutions to which this document refers, however, no such persons shall have any entitlement or the ability to participate in the rights offer referred to in this document following its approval by resolution at AngloGold
Ashanti’s general meeting.

The proposed rights offer described in this announcement will only be addressed to and directed at persons in Ghana who hold shares. The rights attributable to holders of AngloGold Ashanti GhDSs will, if a premium can be obtained over the expenses of such sale, be sold on the
JSE as soon as practicable and such proceeds will then be remitted to the holders of AngloGold Ashanti GhDSs.

AngloGold Ashanti has filed a registration statement in the United States under the Securities Act of 1933, as amended, in connection with the offer and sale of the securities described herein and intends to register the securities described herein for offer and sale in the United
States. Any public offering of securities to be made in the United States will be made by means of a prospectus and a related prospectus supplement that form part of this registration statement and that will contain detailed information about AngloGold Ashanti and its management, as well as financial statements. Such prospectus may be obtained from AngloGold Ashanti at 76 Jeppe Street, Newtown,
Johannesburg, South Africa.

This announcement includes "forward-looking information" within the meaning of Section 27A of the Securities Act, and Section 21E of the
Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-
looking statements, including, without limitation those concerning: AngloGold Ashanti’s strategy to reduce its gold hedging position, including the extent and effect of the reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned",
"may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended 31 December 2006, which was filed with the Securities and Exchange Commission on 9 July 2007 and, when available, the rights offer circular. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

In connection with the proposed rights offer, the underwriters (or persons acting on behalf of any underwriters) may engage in trading activities for the sole purpose of hedging their commitments under the underwriting agreement between AngloGold Ashanti and the underwriters. Such activity may include purchases and sales of securities of AngloGold Ashanti (including shares, ADSs, share rights and
ADS rights, and derivatives related thereto) and related or other securities and instruments, short sales of AngloGold Ashanti securities, purchases in the open market to cover positions created by short sales, and the purchase and sale of over-the-counter derivatives and listed options and futures transactions. As a result of such activities, the price of such securities may be lower or higher than the price that might otherwise exist in the absence of such activities. If these activities are commenced, they may be discontinued at any time at the sole discretion of the underwriters and without notice.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 6, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary